File No. 074-00015






	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549




	FORM U-9C-3

	QUARTERLY REPORT


	For the quarter ended June 30, 2000


	Filed Pursuant to Rule 58 of the Public Utility Holding Company
	Act of 1935






	by
	AMERICAN ELECTRIC POWER COMPANY, INC.
	1 Riverside Plaza, Columbus, Ohio 43215

	AMERICAN ELECTRIC POWER COMPANY, INC.
	FORM U-9C-3
	For the Quarter Ended June 30, 2000
	CONTENTS

			Page
ITEM 1 - Organization Chart                                   1

ITEM 2 - Issuances and Renewals of Securities and
	 Capital Contributions                                1

ITEM 3 - Associated Transactions                              2

ITEM 4 - Summary of Aggregate Investment                      3

ITEM 5 - Other Investments                                    3

ITEM 6 - Financial Statements and Exhibits                    4
    Statements of Income
    Balance Sheet
    Exhibits

ITEM 1 - ORGANIZATION CHART
Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting         Nature of
Company                      Company         Organization        Organization    Securities Held   Business
AEP Energy Services,         Energy          September 24, 1996  Ohio            100%              To broker and market
    Inc. (AEPES)                                                                                   Energy commodities

Polk Power Partners, L.P.
    (Polk Cogen)             Energy          February 1992       Delaware        46.25%            Qualifying facility

Orange Cogeneration Limited
    Partnership (Orange
    Cogen)                   Energy          February 1993       Delaware        50%               Qualifying facility

Brush Cogeneration Partners
    (Brush Cogen)            Energy          November 1991       Delaware        47.25%            Qualifying facility

Eastex Cogeneration Limited
    Partnership              Energy          September 1998      Delaware        99%               Qualifying facility
    (ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc/CSW
    Energy Inc./CSW)

Thermo Cogneration Partnership,
    L.P. (Thermo Cogen)      Energy          April 1993          Delaware        50%               Qualifying facility
    (ownership through intermediate holding company CSW Ft. Lupton, Inc./CSW Energy Inc./CSW)

Sweeny Cogneration Limited
    Partnership (Sweeny
    Cogen)                   Energy          September 1995      Delaware        50%               Qualifying facility
    (ownership through various intermemdiate holding company subsidiaries originating with CSW Sweeny GP I, Inc. and
    CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)

Diversified Energy
    Contractors LLC (DECCO)  Energy          July  1997          Delaware        100%              Maintenance services
    (CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.    Energy          March 1996          Delaware        100%              Energy marketing
    (CSW Energy Inc. / CSW)

CSW Services International,
    Inc.                     Energy          March 1997          Delaware        100%              Energy management
    (CSW Energy Inc. / CSW)


Powerware Solutions, Inc.    Energy          February 1994       Texas           4.0%              Energy Mgmt Systems
    (PSO Investment)                                                                               for water utilities

Utility Data Resources, Inc. Energy          December 1997       Delaware        4.5%              Electricity pricing
    (PSO Investment)                                                                               mgmt consulting and
												   software

Nuvest, LLC                  Energy          March 1996          Oklahoma        93%               Staff augmentation
    (ESI Investment)                                                                               to power plants

AEMT, Inc.                   Energy          December 1997       Florida         0%                Power conditioning
    (PSO Investment)                                                                               product mfg and sales

Energy Services, Inc. (ESI)  Energy          September 1997      Delaware        100%              Energy marketing
    (CSW)

EnerShop                     Energy          September 1995      Delaware        100%              Energy marketing
    (CSW)                                                                                          Services

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
		       (in thousands)                                                             (in thousands)
NONE

FINANCING AMONG ASSOCIATE COMPANIES:
Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
Frontera Generation LP      Loan Note    $ 7,672       -            -           CSW Energy, Inc.

Eastex Cogeneration LP      Loan Note     50,312       -            -           CSW Energy, Inc.

Diversified Energy
 Contractors Company, LLC   Loan Note     11,995       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        622       -            -           CSW Energy, Inc.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving    Amount of
Capital                   Capital      Capital Contributions
					  (in thousands)
American Electric
 Power Company, Inc.      AEPES        $10,000

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
Nuvest, LLC    South Texas Project   Engineering   $1,242       -           -             $1,242
Nuvest, LLC    CSWS                  Engineering      115       -           -                115
Nuvest, LLV    D.C. Cook             Engineering    2,772       -           -              2,772

Part II -- Transactions performed by associate companies on behalf of reporting companies
Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
											    (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $ 8,876     $ -         $ -      $ 8,876
Columbus Southern Power Company    AEPES           Marketing                         6        4          -           10
AEP Resources Gas Holding Company  AEPES           Administrative                3,489       -           -        3,489
CSW Energy, Inc.                   Polk Power
				    Partners, L.P. Plant Services                  468      183          -          651
CSW Energy, Inc.                   Orange
				    Cogeneration
				    L.P.           Plant Services                  519      175          -          694
CSW Dev I, Inc.                    Polk Power
				    Parnters, L.P. Plant Services                  136       -           -          136
CSW Energy, Inc.                   Eastex
				    Cogeneration
				    L.P.           Plant Services                   87      111          -          198
CSW Services International Inc.    Sweeny
				    Cogeneration
				    L.P.           Plant Services                  455      258          -          713
      Total                                                                    $14,036     $731        $ -      $14,767

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
								 (in thousands)
   Total consolidated capitalization as of June 30, 2000    $23,649,785(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,547,468             Line 2

   Greater of $50 million or line 2                                     $3,547,468  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                      1
      Energy-related Category 5: Energy Marketing               192,080
      Energy-related Category 7: Maintenance Services            35,991
      Energy-related Category 8: Qualifying Facility            182,768
      Energy-related Category 2,3,4,6,9,10                       23,000
	  Total current aggregate investment                               433,840  Line 4

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                 $3,113,628  Line 5

(a) Includes short-term debt.

Investments in gas-related companies:
   NONE

ITEM 5 - OTHER INVESTMENTS
Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Maintenance services         0                     0

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.


Financial Statements:
     Balance sheets for period ended June 30, 2000 are filed confidentially under a separate cover for:
	AEP Energy Services, Inc.
	CSW Development-I, Inc. (consolidated)
	CSW Ft. Lupton, Inc.
	Sweeny Companies (consolidated)
	Enershop, Inc.
	CSW Energy Services, Inc.
	CSW Power Marketing, Inc.
	Diversified Energy Contractors Company (DECCO)
	CSW Services International
	Eastex Cogeneration LP
	Nuvest, LLC

     Income Statements as of the three months ended June 30, 2000 are filed confidentially under separate cover for:
	AEP Energy Services, Inc.
	CSW Development-I, Inc. (consolidated)
	CSW Ft. Lupton, Inc.
	Sweeny Companies (consolidated)
	Enershop, Inc.
	CSW Energy Services, Inc.
	CSW Power Marketing, Inc.
	Diversified Energy Contractors Company (DECCO)
	CSW Services International
	Eastex Cogeneration LP
	Nuvest, LLC


Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana and Michigan State Commissions.

2. Copies of other contracts required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

	CERTIFICATE

The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2000 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

The names and addresses of the Specific State Commissions are:

Indiana Utility Regulatory Commission
302 West Washington Street, E 306
Indianapolis, Indiana   46204

Kentucky Public Service Commission
730 Schenkel Lane
P.O. Box 615
Frankfort, Kentucky   40602

Michigan Public Service Commission
6545 Mercantile Way
P.O. Box 30221
Lansing, Michigan   48909

Public Service Commission of West Virginia
201 Brooks Street
P.O. Box 812
Charleston, West Virginia   25323

Tennessee Regulatory Authority
460 James Robertson Parkway
Nashville, Tennessee  37243-0505


The Public Utilities Commission of Ohio
180 East Broad Street
Columbus, Ohio   43215

Virginia State Corporation Commission
1300 East Main Street
P.O. Box 2118
Richmond, Virginia   23216

		Arkansas Public Service Commission
		1000 Center
		P.O. Box 400
		Little Rock, AR  72203-0400

		Louisiana Public Service Commission
		One American Place
		P.O. Box 91154
		Baton Rouge, LA  70821-9154

		Oklahoma Corporation Commission
		2102 N. Lincoln Blvd.
		P.O. Box 52000-2000
		Oklahoma City, OK  73152-2000

		Public Utility Commission of Texas
		1701 N. Congress Avenue
		Austin, TX  78701


IN WITNESS WHEREOF, I have hereunto set my hand as of the 27th day of August, 1999.

/s/ Armando A. Pena
_________________________
Armando A. Pena
Treasurer

	SIGNATURE





The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





AMERICAN ELECTRIC POWER COMPANY, INC.

   By       /s/ Armando A. Pena
	  Armando A. Pena
	 Vice President







August 30, 2000